SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

TELECOM ARGENTINA S.A.
(Name of Issuer)

CLASS B ORDINARY SHARES
(Title of Class of Securities)

879273209
(CUSIP Number)

Julio R. Rodriguez, Jr.

Fintech Advisory Inc.

375 Park Avenue

New York, NY 10152

(212) 593-4500

With copies to:

Richard J. Cooper, Esq.

Adam Brenneman, Esq.

Cleary, Gottlieb, Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879273209
1.	Names of Reporting Persons David Martínez
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United Kingdom
Number of Class B Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 18,086,059(1)
	8.	Shared Voting Power 36,832,408(2)
	9.	Sole Dispositive Power 18,086,059
	10.	Shared Dispositive Power 36,832,408
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,918,467
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 11.76%
14.	Type of Reporting Person (see instructions) IN

[1]	David Martínez exercises his rights over the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through Fintech Advisory Inc. and Fintech Telecom, LLC.

[2]	David Martínez, together with Fintech Advisory Inc. and Fintech Telecom, LLC, exercises his rights over the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through Sofora Telecomunicaciones S.A. and other subsidiaries.

CUSIP No. 879273209
1.	Names of Reporting Persons. Fintech Advisory Inc.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware
Number of Class B Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 18,086,059(3)
	8.	Shared Voting Power 36,832,408(4)
	9.	Sole Dispositive Power 18,086,059
	10.	Shared Dispositive Power 36,832,408
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,918,467
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class B Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 11.76%
14.	Type of Reporting Person (see instructions) HC, CO, IA

[3]	Fintech Advisory Inc. exercises its rights over the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through Fintech Telecom, LLC.

[4]	Fintech Advisory Inc., together with David Martínez and Fintech Telecom, LLC, exercises its rights over the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through Sofora Telecomunicaciones S.A. and other subsidiaries.

CUSIP No. 879273209
1.	Names of Reporting Persons. Fintech Telecom, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware
Number of Class B Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 18,086,059
	8.	Shared Voting Power 36,832,408(5)
	9.	Sole Dispositive Power 18,086,059
	10.	Shared Dispositive Power 36,832,408
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,918,467
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class B Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 11.76%
14.	Type of Reporting Person (see instructions) HC

[5]	Fintech Telecom LLC, together with David Martínez and Fintech Advisory Inc., exercises its rights over the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through Sofora Telecomunicaciones S.A. and other subsidiaries.

CUSIP No. 879273209
1.	Names of Reporting Persons Sofora Telecomunicaciones S.A.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Argentina
Number of Class B Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power
	8.	Shared Voting Power 36,832,408(6)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 36,832,408
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,832,408
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 7.89%
14.	Type of Reporting Person (see instructions) HC, CO

[6]	Sofora Telecomunicaciones S.A. exercises its rights over the Shares (as defined in Item 1. below) through its participation in Nortel Inversora S.A.

CUSIP No. 879273209
1.	Names of Reporting Persons Nortel Inversora S.A.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Argentina
Number of Class B Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 36,832,408
	8.	Shared Voting Power
	9.	Sole Dispositive Power 36,832,408
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,832,408
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 7.89%
14.	Type of Reporting Person (see instructions) HC, CO

Item 1.  Security and Issuer

This Amendment No. 3 (the “Third Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 18, 2016, as subsequently amended (the “Schedule 13D”) by the Reporting Persons, with respect to the Class B shares, Ps. 1.00 par value per share (the “Class B Shares”), of Telecom Argentina S.A. (the “Issuer”). Capitalized terms used but not otherwise defined in this Third Amendment have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

The eighth paragraph of Item 4 is amended and restated in its entirety as set forth below:

On February 24, 2016, FTL filed a pre-commencement communication under cover of Schedule TO, announcing a possible U.S. tender offer by FTL for all or a portion of the Class B Shares. Included as an exhibit to the filing was an English translation of the notice regarding the mandatory tender offer that was filed in Argentina on the same date. On July 22, 2016, FTL filed a combined Schedule TO and Schedule 13E-3 with the SEC, which included a draft Offer to Purchase. On August 19, 2016, David Martínez, FAI and FTL filed an amendment to the combined Schedule TO and Schedule 13E-3 with the SEC.

FTL issued a press release on September 14, 2016 in Argentina announcing the OPA, incorporated by reference herein as Exhibit 17. On September 15, 2016, David Martínez, FAI and FTL filed a second amendment to the combined Schedule TO and Schedule 13E-3 with the SEC, which included an amendment to the Offer to Purchase, incorporated by reference herein as Exhibit 18. On September 15, 2016, FTL commenced the OPA and the Bidders commenced the U.S. tender offer.

Item 5.  Interest in Securities of the Issuer

(a) As of the date of this filing, the Reporting Persons have the following direct beneficial ownership interests in the Class B Shares.

	Directly Owned(1)		Indirectly Owned		Directly and Indirectly Owned
	Number	% of Class	Number	% of Class	Number	% of Class
David Martínez(2)	0	0%	54,918,467	11.76%	54,918,467	11.76%
FAI(3)	0	0%	54,918,467	11.76%	54,918,467	11.76%
FTL(4)	18,086,059	3.87%	36,832,408	7.89%	54,918,467	11.76%
Sofora(5)	0	0%	36,832,408	7.89%	36,832,408	7.89%
Nortel(6)	36,832,408	7.89%	0	0%	36,832,408	7.89%

(1) All percentages are based on 466,858,524 Class B Shares (excluding treasury shares).

(2) David Martínez is the sole shareholder of FAI. FTL is a wholly-owned subsidiary of FAI. FTL is a wholly-owned subsidiary of FTL. Consequently, David Martínez may be deemed to indirectly beneficially own all Class B Shares beneficially owned, directly and indirectly, by FTL.

(3) FTL is a wholly-owned subsidiary of FAI. Consequently, FAI may be deemed to indirectly beneficially own all Class B Shares beneficially owned, directly and indirectly, by FTL.

(4) FTL directly beneficially owns 68% of Sofora’s capital stock and thus may be deemed to indirectly beneficially own all of the Class B Shares indirectly beneficially owned by Sofora.

(5) Sofora owns 5,330,400 ordinary shares of Nortel, representing 100% of the Nortel ordinary stock and 78.38% of the Nortel capital stock. The outstanding Class B preferred shares of Nortel represent respectively 21.62% of the capital stock of Nortel. The ordinary shares are the only class of full voting stock. The Class B preferred shares have no voting rights and the American Depositary Receipts representing them are listed on the NYSE. Sofora does not own any such Class B preferred shares of Nortel.  Consequently, Sofora may be deemed to indirectly beneficially own all of the Class B Shares directly beneficially owned by Nortel.

(6) Nortel owns 502,034,299 Class A ordinary shares of the Issuer (representing 100% of this class and 51% of the Issuer’s total capital stock) and 36,832,408 Class B ordinary shares of the Issuer (representing approximately 7.89% of this class and 3.74% of the Issuer’s total capital stock). In aggregate Nortel owns 538,866,707 ordinary shares, representing approximately 54.74% of the capital stock and of the voting power of the Issuer.

(b) FTL has the sole power to vote, dispose and direct the disposition of the Class B Shares directly beneficially owned by it (the “FTL-Owned Class B Shares”). FAI exercises its rights over the FTL-Owned Class B Shares indirectly through FTL, and David Martínez exercises his rights over the FTL-Owned Class B Shares indirectly through FAI and FTL. Nortel has the sole power to vote, dispose and direct the disposition of the Class B Shares directly beneficially owned by it (the “Nortel-Owned Class B Shares”). Sofora exercises its rights over the Nortel-Owned Class B Shares indirectly through Nortel, FTL exercises its rights over the Nortel-Owned Class B Shares indirectly through Sofora and Nortel, FAI exercises its rights over the Nortel-Owned Class B Shares indirectly through FTL, Sofora and Nortel and David Martínez exercises his rights over the Nortel-Owned Class B Shares indirectly through FAI, FTL Sofora and Nortel.

(c) No transactions in Class B Shares were effected by the Reporting Persons during the 60 day period ended September 15, 2016.

(d) Pursuant to the Master Financing Agreement, FIL indirectly provided financing to FTL in connection with the transactions described herein. This financing interest is limited to the economic interest in the equity of FTL (and, indirectly, in the Issuer), and does not provide FIL with voting or disposition control in respect of FTL (or, indirectly, the Issuer).

(e) Inapplicable.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated to include the following exhibits:

Exhibit Number	Description
1	Amended and Restated Deed of Adherence, dated as of October 24, 2014, among the Sellers, FTL and the Werthein Group (incorporated herein by reference to Exhibit 1 of the Schedule 13D filed on March 18, 2016).
2	Amended and Restated Drag Waiver Memorandum of Understanding, dated as of October 24, 2014, among W de Argentina – Inversiones S.A., Los W S.A., Messrs. Daniel Werthein, Adrian Werthein, Gerardo Werthein and Dario Werthein, and the Sellers (incorporated herein by reference to Exhibit 2 of the Schedule 13D filed on March 18, 2016).
3	Amended and Restated Guaranty, dated as of October 24, 2014, among FTL and the Sellers (incorporated herein by reference to Exhibit 3 of the Schedule 13D filed on March 18, 2016).
4	Amended and Restated Mutual Shareholder Release, dated as of October 24, 2014, among the Sellers and the Werthein Group (incorporated herein by reference to Exhibit 4 of the Schedule 13D filed on March 18, 2016).
5	Amended and Restated Stock Purchase Agreement, dated as of October 24, 2014, among FTL, the Sellers and TAR (incorporated herein by reference to Exhibit 5 of the Schedule 13D filed on March 18, 2016).
6	Amended and Restated Third Amendment to the Shareholders’ Agreement, dated as of October 24, 2014, among the Sellers and the Werthein Group (incorporated herein by reference to Exhibit 6 of the Schedule 13D filed on March 18, 2016).
7	Amended and Restated Transition Services Memorandum of Understanding, dated as of October 24, 2014, among FTL and the Sellers (incorporated herein by reference to Exhibit 7 of the Schedule 13D filed on March 18, 2016).
8	Amended and Restated Waiver, dated as of October 24, 2014, among the Sellers and the Werthein Group, acknowledged by FTL (incorporated herein by reference to Exhibit 8 of the Schedule 13D filed on March 18, 2016).
9	Drag Rights Letter Agreement, dated as of October 24, 2014, among FTL, the Sellers and the Werthein Group (incorporated herein by reference to Exhibit 9 of the Schedule 13D filed on March 18, 2016).
10	Note Purchase Agreement, dated as of October 24, 2014, between TII and FTL (incorporated herein by reference to Exhibit 10 of the Schedule 13D filed on March 18, 2016).
11	Purchase Release, dated as of October 24, 2014, among the Sellers and FTL (incorporated herein by reference to Exhibit 11 of the Schedule 13D filed on March 18, 2016).
12	Note Pledge Agreement, dated as of October 29, 2014, among FTL and the Sellers (incorporated herein by reference to Exhibit 12 of the Schedule 13D filed on March 18, 2016)..
13	Replacement Note, dated as of March 8, 2016, issued by TII (incorporated herein by reference to Exhibit 13 of the Schedule 13D filed on March 18, 2016)..
14	Amended and Restated Master Financing Agreement, dated as of March 16, 2016, between FIL and FAI (incorporated herein by reference to Exhibit 14 of the Schedule 13D filed on March 18, 2016).

15	Joint Filing Agreement, dated as of March 18, 2016, by and among David Martínez, FAI, FTL, Sofora and Nortel (incorporated herein by reference to Exhibit 15 of the Schedule 13D filed on March 18, 2016 and Exhibit 1 of the Schedule 13D filed on July 29, 2016).
16	Amendment No. 1 to the Amended and Restated Transition Services Memorandum of Understanding, dated as of June 8, 2016, among FTL and the Sellers (incorporated herein by reference to Exhibit (d)(xiv) of FTL’s report on Schedule TO furnished to the SEC on July 22, 2016).
17	Notice in Argentina of Mandatory Tender Offer in respect of Class B Shares listed in "Mercado de Valores de Buenos Aires S.A." issued by Telecom Argentina S.A., as made public on September 14, 2016. (English translation) (incorporated herein by reference to the Tender Offer Statement on Schedule TO and Schedule 13E-3 filed on September 15, 2016).
18	Offer to Purchase, dated September 15, 2016 (incorporated herein by reference to the Tender Offer Statement on Schedule TO and Schedule 13E-3 filed on September 15, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 19, 2016

DAVID MARTÍNEZ

By: /s/ David Martínez

FINTECH ADVISORY INC.

By: /s/ David Martínez
Name: David Martínez
Title: Authorized Person

FINTECH TELECOM, LLC

By: /s/ Julio Rafael Rodriguez Jr.
Name: Julio Rafael Rodriguez Jr.
Title: Authorized Person

SOFORA TELECOMUNICACIONES, S.A.

By: /s/ Saturnino Funes
Name: Saturnino Funes
Title: President

NORTEL INVERSORA, S.A.

By: /s/ Baruki González
Name: Baruki González
Title: President